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April 5, 2007

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 United States

Re:	Responses in respect of the SEC comment letter process on the Annual Report on Form 20-F for 2005 of Prudential Public Limited Company (“Prudential”)

Dear Mr. Rosenberg:

On January 9, 2007, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) participated in a conference call that was attended by representatives of Prudential, KPMG Audit plc (“KPMG”) and Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), counsel to Prudential. During that conference call Prudential’s responses to the Staff’s previous comment 22 included in the Staff’s comment letter dated September 19, 2006 and comment six in the Staff’s comment letter dated November 15, 2006 were discussed. On January 10, 2007, the Staff participated in a follow-up conference call with representatives of Cleary Gottlieb.

During these two conference calls, the Staff provided certain additional comments on Prudential’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 20-F”).

On March 8, 2007, the Staff participated in a conference call during which the Staff delivered a supplementary request for clarification relating to Prudential’s treatment of cash receipts and cash payments for premiums and claims and other policy benefits on life assurance contracts classified as investment contracts under IFRS 4 (“Insurance Contracts”) within its IFRS consolidated cash flow statement. Prudential understands from previous

Mr. Jim B. Rosenberg, p. 2

conversations with the Staff that this comment arises from SEC consideration of industry-wide application of this paragraph.

This letter contains Prudential’s responses to the Staff’s comments that were relayed orally during these conference calls.

For convenience, we have summarized the Staff’s comments that were provided orally during the conference calls with Prudential’s responses appearing immediately below them.

Condensed Financial Information of Registrant, page S-1

1.

                 Please represent to us that you will continue to provide a reconciliation of profit and equity from UK GAAP to IFRS for your parent company only financial information in future filings to assist the comparison between your parent company only financial information under UK GAAP and your consolidated financial statements under IFRS.

Response

Prudential confirms that it will continue to provide a reconciliation of profit and equity from UK GAAP to IFRS for its parent company only financial information in future filings, on a basis consistent with that applied for the 2005 20-F, to assist the comparison between its parent company only financial information under UK GAAP and its consolidated financial statements under IFRS.

Section F: Income statement notes

Note F5: Tax

(b) Reconciliation of effective tax rate

(i)  Summary of pre-tax profit and tax charge, page F-122

2.

                 Consistent with your response to comment six included in our letter dated November 15, 2006, please represent to us that you will revise your disclosure in future filings to clarify the apparent 100% effective tax rate on profit attributable to policyholders. Further, you have stated in your response that “In connection with point (iii) in the proposed disclosure above, Prudential believes that a reconciliation of the pre-tax result and tax charge attributable to policyholders on the regulatory and IFRS bases is not relevant or helpful to investors.” During the conference call of January 9, 2007 Prudential outlined the reasons that support this opinion and, in addition, why including a reconciliation of this type would not be meaningful to investors, policyholders, and other users of the financial statements.

In addition to Prudential’s confirmation in respect of the revised disclosure, please explain to us in writing why the reconciliation of the pre-tax result and tax charge attributable to policyholders is not relevant or meaningful to investors, policyholders or other users of the financial statements.

Mr. Jim B. Rosenberg, p. 3

Response

Prudential confirms that it will revise its disclosure in future filings to clarify the apparent 100% effective tax rate on profit attributable to policyholders. Further, in connection with point (iii) in the proposed disclosure set out under the heading “Basis of taxation for UK life and pension business” in Prudential’s response letter dated November 30, 2006, Prudential believes that a reconciliation of the pre-tax result and tax charge attributable to policyholders on the regulatory and IFRS bases is not relevant or meaningful to investors, policyholders or other users of the Company’s financial statements.

The reason that Prudential is of this opinion can be illustrated by considering the basis on which the accounting presentation and policyholder tax charges are determined.

There are three types of funds for which there are profits attributable to policyholders shown on page F-123 of the 2005 20-F. These are:

•	The Scottish Amicable Insurance Fund (SAIF),
•

With-profits business, in which shareholders participate at a level of 10 per cent in the actuarially determined surplus for the year (principally the Prudential Assurance Company (“PAC”) with-profits sub-fund), and

•	Unit-linked business (principally in the UK).

The IFRS basis profits attributable to policyholders and the policyholder tax charge are of most significance for SAIF and the PAC with-profits fund. The complications inherent in providing a reconciliation of the effective tax rate attributable to profits attributable to policyholders for these two funds are described below.

SAIF

SAIF is a closed fund in which all surpluses, net of related tax charges, are attributable to SAIF policyholders. The accounting profit before tax reflects the aggregate of the following items:

•	Premiums
•	Investment income
•	Realized and unrealized investment appreciation (depreciation) on the investments of the fund
•	Other income, less

•	Claims (including current year bonuses), surrenders, and other movements on policyholder liabilities (excluding movements on unallocated surplus of the fund)
•	Expenses
•	Other charges, and
•	Transfers from (to) unallocated surplus of the fund that has yet to be declared to policyholders as bonuses

The unallocated surplus of SAIF represents the net assets of the fund, i.e., the difference between the aggregate of the investments (which are carried at market value),

Mr. Jim B. Rosenberg, p. 4

and other assets and the total amount of policyholder liabilities (excluding unallocated surplus), taxation balances (including deferred tax provisions on the excess of market value over book cost of investments) and other liabilities.

The unallocated surplus is determined after allowing for current year tax charges and movements in the deferred tax liability. On the IFRS basis the unallocated surplus is held as part of the total liability for policyholder benefits.

The amounts of excess or deficiency of net income after policyholder bonuses and tax in the income statement are transferred to or from the unallocated surplus of the fund. As shown above, the transfers to or from the unallocated surplus of the fund form part of the accounting profit before tax. Arithmetically, the profit before tax attributable to policyholders of SAIF is therefore the opposite of the tax charge.

The tax charge for SAIF is not calculated by reference to the accounting profit. For pension business it reflects the tax charge payable on regulatory basis income less expenses, including transfers from the regulatory basis investment reserve (i.e., realized and unrealized appreciation that has yet to be transferred to the regulatory basis income statement).

The transfers from investment reserve are not the same as the transfers from unallocated surplus for accounting purposes. In addition, for life assurance business, the regulatory basis income excludes premiums and claims as this business is taxed by reference to tax adjusted investment income and gains. There are numerous adjustments to the regulatory basis returns that are necessary to apply under UK tax legislation in computing the appropriate amounts to be taxed and the rates at which they are to be taxed.

The accounting basis profit thus bears no meaningful relationship to the income that is taxed. Furthermore, to explain the detailed reconciling items of the pre-tax profits to the taxable income and variances from a standard effective tax rate would be complex. Under UK tax rules, different rates of tax are used in the computations depending on the types of business being written.

Shareholders have no interest in the movements in the financial position in this closed fund. The SAIF policyholders are primarily interested in the level of bonuses declared from year to year, which are not related to the accounting profits of the fund, and the support arrangements which would be provided by Prudential in the event of extreme scenarios adversely affecting the level of undistributed surplus in the fund.

In Prudential’s opinion, provision of a complex reconciliation of the accounting profits and tax charge for SAIF with the tax payable by reference to the regulatory returns and tax legislation would not be relevant or meaningful to investors, policyholders or other users of the financial statements.

PAC with-profits sub-fund

Similar issues to those explained above apply to the determination of the accounting results and tax charge for the PAC with-profits sub-fund. However, in Prudential’s opinion any reconciliation for the PAC with-profits sub-fund would be even more complex.

Mr. Jim B. Rosenberg, p. 5

The additional complexity arises because the tax borne by the PAC with-profits fund is determined on an aggregate or unitary basis taking into account policyholder and shareholder elements of the total taxable income (based on regulatory returns) of the fund.

The differences between the accounting and taxable income are similar to those described above for SAIF. However, the total tax charge also includes amounts attributable to shareholders reflecting the tax attaching to the 10 per cent share of the actuarially determined post-tax surplus for distribution for the current year.

In summary, the total profit before tax for the PAC with-profits sub-fund reflects the line items shown above for SAIF and represents the aggregate of the profit attributable to policyholders and shareholders, whilst the tax charge reflects the aggregate of policyholder and shareholder tax.

The total current tax charge for the fund is calculated by reference to regulatory returns with the applicable total taxable income and tax rates determined based on an interrelationship between a number of highly complex items that are specific to the taxation of UK life assurance, but which are completely different from the accounting profit.

The main items are:

•	The “Income minus Expenditure” (“I-E”) basis of tax, applicable to life assurance business that uses fiscally adjusted income and gains that are different to the accounting and regulatory numbers,
•

the notional Schedule D Case 1 trading profit rules. These rules provide a second measure of taxable profits. The relationship between the size of the I –E and notional case 1 profit determines whether relief for expenses in the I-E calculation has to be restricted, or whether the part of the I-E result equal to the notional case 1 profit should be taxed at the corporate rate of tax rather than the lower policyholder rate.

•	the level and type of investment income,
•	movements between investment reserve, regulatory Form 40 returns (the regulatory revenue accounts for different types of business), and “the surplus” (as defined) of the fund,
•	the level of current policyholder bonuses as they affect shareholder profits,
•	the basis of charging tax on shareholder profits within the regulatory returns, and
•	the fact that different rates of tax apply depending on the type of business being written and whether the profit belongs to policyholders or shareholders.

This list is not intended to be comprehensive. In addition, as for SAIF, the total accounting tax charge for the fund includes movements in deferred tax balances, which principally correspond to movements on the unrealized appreciation attaching to the investments of the fund.

For the purposes of determining the pre-tax profit attributable to shareholders within Prudential’s financial statements, an allocation of the tax charge based on the income of the fund that represents the shareholders’ share of the cost of bonus is calculated. The

Mr. Jim B. Rosenberg, p. 6

remaining tax charge represents tax absorbed by policyholders and the unallocated surplus of the fund.

Under IFRS, the unallocated surplus, which represents the net assets of the fund and is determined after deduction of current and deferred tax balances within the IFRS balance sheet of the fund, is included within aggregate insurance liabilities. As described above for SAIF, movements in the post-tax unallocated surplus of the PAC with-profits sub-fund form part of the profit attributable to policyholders and also, as for SAIF, the profit before tax attributable to policyholders reflects the inverse of the tax charge borne by policyholders.

In overall terms, the tax charge attributable to policyholders reflected in the IFRS financial statements is most influenced by year-to-year movements in deferred tax on those movements in the unrealized appreciation attaching to investments of SAIF and with-profits funds that are taxable (i.e., excluding pensions business). However, there are numerous other factors that, together with the fundamental differences between the accounting, regulatory, and taxation bases, render any reconciliation of effective rates irrelevant, and meaningless to investors, policyholders, or other users of Prudential’s financial statements.

Prudential believes that investors are interested in the tax attributable to shareholders’ profits, for which reconciliation to effective rates is disclosed in the financial statements together with explanation on the apparent 100% effective rate on profit attributable to policyholders.

Similarly, from a policyholder’s perspective, the principal interests are in the level of bonuses declared, the basis of determining surrender values, entitlements on death, and other core elements of benefits under the contracts. Some policyholders may also be interested in the solvency strength of the fund and the flexibility in investment strategy which in turn would be expected to affect the level of future bonuses as policyholders share in the overall performance of the fund. The principal factors that affect that performance are the level of investment performance and the profits from the insurance activity of the fund.

Prudential confirms that no reconciliation of policyholder tax to IFRS basis profits attributable to policyholders is provided to investors, regulators, or any other external parties. Furthermore, Prudential does not prepare such a reconciliation for internal reporting or other purposes.

Consolidated Cash Flow Statements, page F-8

3.

                 It appears that Prudential has included cash receipts and cash payments for premiums and claims and other policy benefits on life assurance contracts classified as investment contracts under IFRS 4 (“Insurance Contracts”) within cash flows arising from operating activities in its consolidated cash flow statement. Please confirm whether our understanding is correct and, if this is the basis that has been applied, why Prudential believes this is in accordance with the requirements of IAS 7 (“Cash Flow Statements”).

Mr. Jim B. Rosenberg, p. 7

Response

Prudential confirms that it has included cash receipts and cash payments for premiums and claims and other policy benefits on life assurance contracts classified as investment contracts under IFRS 4 within cash flows from operating activities in its consolidated cash flow statement. Prudential believes that the treatment it has applied is fully in compliance with the requirements of IAS 7 and is commonly applied by IFRS adopters across the life assurance industry.

In deciding the appropriate treatment the overriding consideration was whether or not cash flows for these contracts should be accounted for as arising from financing or operating activities. In making this assessment, Prudential has paid particular attention to the definitions of “Operating activities” and “Financing activities” in paragraph 6 of IAS 7, the examples of cash flows from financing activities shown in paragraph 17 of the standard, and the explanation of cash flows arising from operating activities in paragraph 14.

With respect to paragraph 6, Prudential notes that the definition of “operating activities” is the “principal revenue-producing activities of the entity and other activities that are not investing or financing activities”. In other words, if a cash flow arises from an activity that is neither investing nor financing it falls to be treated as arising from operating activities. In turn, “Financing activities” are defined as “activities that result in changes in the size and composition of the contributed equity and borrowings of the entity”.

It is clear that the cash flows for these contracts do not arise from investing activities. Prudential also believes that it is appropriate for such cash flows not to be accounted for as arising from financing activities. Prudential notes the following points in this regard:

(i) Cash flows to and from policyholders of investment contracts affect Prudential’s IFRS balance sheet lines for investment contract liabilities with discretionary participating features and investment contract liabilities without discretionary participating features i.e. not items categorised as borrowings.

(ii) Paragraph 17 of IAS 7 notes that “the separate disclosure of cash flows from financing activities is important because it is useful in predicting claims on future cash flows by providers of capital to the entity”. It would seem that the clear intent of this paragraph is to interpret cash flows arising from financing activities as being those associated with capital provision. Cash flows from contracts classified as investment contracts under IFRS 4 do not seem to meet this interpretation.

By contrast, the activities attaching to contracts classified as investment contracts under IFRS 4 are part of the long-term business of Prudential and which are clearly part of the “principal revenue-producing activities” that form the core of operating activities as defined in IAS 7. The accounting distinction between insurance and investment contracts is not of relevance operationally and there appears to be no reason why such a distinction should be drawn for the purposes of presenting the IFRS cash flow statement.

Mr. Jim B. Rosenberg, p. 8

This interpretation is supported by the IASB’s own interpretation of how cash flow statements should be prepared for financial institutions as demonstrated by Appendix B of IAS 7. This appendix includes funds advanced and deposits from customers for a financial institution within cash flows from operating activities. The cash flows under contracts classified as investment contracts under IFRS 4 share similar characteristics in that the provision and repayment of funds by and to customers is of a similar nature to the investment component of such contracts.

In addition to these considerations the following observations also support Prudential’s interpretation.

(a)

Paragraph 14 if IAS 7 notes that examples of cash flows from operating activities include cash receipts and payments of an insurance entity for premiums and claims, annuities and other policyholder benefits. Prudential believes that it is reasonable to interpret the cash flows arising from investment contracts classified under IFRS 4 as falling within this description. However, even if a contrary interpretation is applied it does not, for the reasons outlined in this response, mean that it automatically follows that such cash flows should be deemed to arise from financing activities.

(b)

At December 31, 2005 the liabilities for investment contracts with discretionary participating features included in the consolidated balance sheet amounted to £26.5 billion. Under IFRS 4 such contracts may continue to be accounted for under the GAAP applied prior to the adoption of IFRS. This permission applies to presentation of contract income and expenditure as well as measurement and, accordingly, premiums and claims under such contracts are accounted for within the income statement. It would seem anomalous for cash flows on such contracts to be accounted for as not arising from operating activities.

(c)

At December 31, 2005 the liabilities for investment contracts without discretionary participating features amounted to £12.0 billion for which a deposit accounting approach applies in determining the items to be included in the income statement. We understand that in a US GAAP context the cash flows from such contracts would be accounted for as arising from financing activities. However, on the basis of the preceding observations as to the description in IAS 7 of financing activities and the definition of operating activities it seems clear that cash flows of this type would under IFRS be classified as cash flows arising from operating activities. Furthermore, considering point (b) above, it would seem anomalous for a different treatment in the cash flow statement to arise because of a distinction as to whether or not the investment contracts have discretionary participating features.

(d)

Paragraph 14 of IAS 7 notes that “cash flows from operating activities are primarily derived from the principal revenue-producing activities of the entity”. Therefore they generally result from the transactions and other events that enter into the determination of profit or loss. It should be noted that the use of the words “primarily” and “generally” demonstrates that other cash flows may also be included within those arising from “operating activities”.

Mr. Jim B. Rosenberg, p. 9

(e)

Whilst not authoritative literature it is noted that the PricewaterhouseCoopers publication “International Financial Reporting Standards: Illustrative Consolidated Financial Statements 2006 – Insurance” presents the IAS 7 cash flow statement with cash flows for investment contracts within those from operating activities.

In conclusion, Prudential believes that the IFRS literature demonstrates that inclusion of cash flows for all contracts classified as investment contracts under IFRS as arising from “operating activities” is appropriate as the cash flows arise from the “principal revenue-producing activities of the entity and other entities that are not investing activities or financing activities”.

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If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2237 or my colleague David Dixter at +44 207 614 2242.

Very truly yours,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Mr. Mark Brunhofer, Securities and Exchange Commission
Mr. Philip Broadley, Prudential Public Limited Company
Mr. David C. Martin, Prudential Public Limited Company
Mr. David Dixter, Cleary Gottlieb Steen & Hamilton LLP